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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Sycamore Networks, Inc.
                            -----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    871206108
                                    ---------
                                 (CUSIP Number)


                                  June 17, 2005
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

  [   ]   Rule 13d-1(b)
  [ X ]   Rule 13d-1(c)
  [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 871206108

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   [  ]
         (b)   [  ]

   3.    SEC Use Only

   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.    Sole Voting Power
Shares
Beneficially
Owned by                        -0-
Each
Reporting
Person With
                          6.    Shared Voting Power
                                 14,916,311

                          7.    Sole Dispositive Power
                                -0-

                          8.    Shared Dispositive Power
                                 14,916,311

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         14,916,311

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         5.4%

   12.   Type of Reporting Person (See Instructions)
         IA, PN



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CUSIP No. 871206108

   1.    Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)
         D. E. Shaw & Co., L.L.C.
         13-3799946
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [  ]
         (b)     [  ]

   3.    SEC Use Only

   4.    Citizenship or Place of Organization
         Delaware

Number of                 5.     Sole Voting Power
Shares
Beneficially
Owned by                         -0-
Each
Reporting
Person With
                          6.     Shared Voting Power
                                 14,820,382

                          7.     Sole Dispositive Power
                                 -0-

                          8.     Shared Dispositive Power
                                 14,820,382

   9.    Aggregate Amount Beneficially Owned by Each Reporting Person
         14,820,382

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.   Percent of Class Represented by Amount in Row (9)
         5.4%

   12.   Type of Reporting Person (See Instructions)
         OO


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CUSIP No. 871206108

      1.   Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    [  ]
           (b)    [  ]

      3.   SEC Use Only

      4.   Citizenship or Place of Organization
           United States

Number of                5.    Sole Voting Power
Shares
Beneficially
Owned by                       -0-
Each
Reporting
Person With
                         6.    Shared Voting Power
                               14,916,311

                         7.    Sole Dispositive Power
                               -0-

                         8.    Shared Dispositive Power
                               14,916,311

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person
           14,916,311

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.  Percent of Class Represented by Amount in Row (9)
           5.4%

      12.  Type of Reporting Person (See Instructions)
            IN

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ITEM 1.

     (A) NAME OF ISSUER:
            Sycamore Networks, Inc.

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            220 Mill Road
            Chelmsford, MA  01824


ITEM 2.

     (A) NAME OF PERSON FILING:
            D. E. Shaw & Co., L.P.
            D. E. Shaw & Co., L.L.C.
            David E. Shaw


     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address for each reporting person is:
            120 W. 45th Street, Tower 45, 39th Floor
            New  York, NY 10036


     (C) CITIZENSHIP:
            D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
            D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
            David E. Shaw is a citizen of the United States of America.


     (D) TITLE OF CLASS OF SECURITIES:
            Common Stock, $0.001 par value


     (E) CUSIP NUMBER:
     871206108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.        OWNERSHIP

As of June 23, 2005:

(a) Amount beneficially owned:
    D. E. Shaw & Co., L.P.:           14,916,311 shares

                                      This is composed of (i) 13,738,682 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (ii) 1,081,700 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 87,729 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iv) 8,200 shares in the name of D. E. Shaw Investment Group, L.L.C.


D. E. Shaw & Co., L.L.C.:             14,820,382 shares

                                      This is composed of (i) 13,738,682 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., and (ii) 1,081,700 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.


David E. Shaw:                        14,916,311 shares

                                      This is composed of (i) 13,738,682 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C., (ii) 1,081,700 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 87,729 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iv) 8,200 shares in the name of D. E. Shaw Investment Group, L.L.C.

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(b) Percent of class:
    D. E. Shaw & Co., L.P.:                                   5.4%
    D. E. Shaw & Co., L.L.C.:                                 5.4%
    David E. Shaw:                                            5.4%


(c)   Number of shares to which the person has:

     (i)  Sole power to vote or to
          direct the vote:
             D. E. Shaw & Co., L.P.:                          -0- shares
             D. E. Shaw & Co., L.L.C.:                        -0- shares
             David E. Shaw:                                   -0- shares


     (ii) Shared power to vote or to
          direct the vote:
             D. E. Shaw & Co., L.P.:                          14,916,311 shares
             D. E. Shaw & Co., L.L.C.:                        14,820,382 shares
             David E. Shaw:                                   14,916,311 shares


    (iii) Sole power to dispose or to
          direct the disposition of:
             D. E. Shaw Laminar Portfolio, L.L.C.:            -0- shares
             D. E. Shaw & Co., L.P.:                          -0- shares
             D. E. Shaw & Co., L.L.C.:                        -0- shares
             David E. Shaw:                                   -0- shares


     (iv) Shared power to dispose or to direct
          the disposition of:
             D. E. Shaw & Co., L.P.:                          14,916,311 shares
             D. E. Shaw & Co., L.L.C.:                        14,820,382 shares
             David E. Shaw:                                   14,916,311 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., and the investment adviser and managing member of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Investment Group, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of
D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 14,916,311 shares as described above constituting 5.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 14,916,311 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not Applicable

ITEM 10.       CERTIFICATION

By signing below, each of D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.
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SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic, are attached hereto.

Dated: June 27, 2005



                                 D. E. Shaw & Co., L.P.

                                 By:    /s/ Eric Wepsic
                                       -----------------------
                                       Eric Wepsic
                                       Managing Director



                                 D. E. Shaw & Co., L.L.C.

                                 By:    /s/ Eric Wepsic
                                       -----------------------
                                       Eric Wepsic
                                       Managing Director



                                 David E. Shaw

                                 By:   /s/ Eric Wepsic
                                       -----------------------
                                       Eric Wepsic
                                       Attorney-in-Fact for David E. Shaw